1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

November 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC
Amendment No. 2 Registration Statement on Form N-2
Filed:	September 24, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), filed on September 24, 2012 with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) during a series of telephone calls commencing on on October 16, 2012 and continuing through today among the following individuals: Messrs. Edward P. Bartz, John Ganley, James Curtis and John Roussea, Staff Attorneys, Mr. Chad Eskildsen, Staff Accountant, and Mr. Thomas Friedmann, Mr. David J. Harris and Ms. Abigail C. Smith, of Dechert LLP, outside counsel to the Fund, as part of continuing discussions and the filing of correspondence on October 4, 2012, October 11, 2012, October 12, 2012 and October 31, 2012. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

1. Amend the Registration Statement to include interim financial statements as of and for the nine months ended September 30, 2012 and an audited schedule of investments as of September 30, 2012.

Response:

As requested, the Fund has revised the Registration Statement to include interim financial statements as of and for the nine months September 30, 2012. The Fund has included a special purpose audited schedule of investments, also as of September 30, 2012.

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Edward P. Bartz November 8, 2012 Page 2

2. Please explain why the holdings by each of the Members of shares of common stock in the Fund in excess of five percent of the aggregate outstanding common stock of the Fund after giving effect to the initial public offering of common stock by the Fund does not violate Section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”)?

Response:

Each of the Members is an investment company that is not required to register as such with the Commission pursuant to Section 3(c) (1) or Section 3(c)(7) under the 1940 Act. Section 12(d)(1)(A)(i) of the 1940 Act makes it unlawful for any “investment company . . . (the “acquiring company”) to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company . . . immediately after such purchase or acquisition own[s] in the aggregate more than 3 per centum of the total outstanding voting stock of the acquired company.” Pursuant to Section 60 of the 1940 Act, upon its election to be treated as a business development company, the Fund will be treated as a registered closed-end investment company for purposes of analyzing the requirements of Section 12 of the 1940 Act.

Prior to its election to be treated as an investment company, the Fund will convert by action of law from a Delaware limited liability company into a Delaware corporation. At no time will the Members purchase or otherwise acquire any security issued by the Fund in connection with the proposed initial public offering of common stock of the Fund or otherwise. The Members will have holdings in excess of the threshold determined by regulation, but not through any affirmative act on their parts. Based on the plain language and meaning of Section 12(d)(1)(A) of the 1940 Act, which requires a purchase or other acquisition of shares in an investment company, the Fund respectfully submits that the Members’ holdings of shares of common stock in the Fund, without more, does not violate this provision.

In addition, for reasons other than the restriction on purchases of securities under Section 12(d)(1)(A) of the 1940 Act, the Members intend to pass their voting rights in the Fund’s common stock through to their respective limited partners. As a result of this action, which the Members intend to implement through an irrevocable voting rights agreement between the Members and their respective limited partners, the Members will not have control over, or any ability to influence the activities of, the Fund at any time when the Fund is subject to the requirements of the 1940 Act by virtue of its election to be treated as a business development company. Accordingly, based on the Members’ lack of any voting interest in the Fund, together with the plain meaning of Section 12(d)(1)(A) of the 1940 Act, the Fund respectfully submits that the Members’ interest in the Fund following its election to be treated as a business development company does not violate such provision.

Edward P. Bartz November 8, 2012 Page 3

3. Does the Fund intend to disclose the reverse stock split to prospective investors?

Response:

As discussed, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement presents all per share data on a reverse stock split-adjusted basis.

4. Does the Fund intend to disclose events subsequent to September 30, 2012?

Response:

As discussed, the Fund has disclosed events subsequent to September 30, 2012 in Amendment No. 2 under “Prospectus Summary–Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation–Recent Developments” and “Note 8–Subsequent Events” of the unaudited financial statements.

5. Amend the Prospectus Summary to include cautionary language to investors that they should not expect to receive yields on their investments equal to those calculated on the current portfolio.

Response:

As requested, the Fund has revised Amendment No. 2 to include such cautionary language under “Prospectus Summary–WhiteHorse Finance.”

6. Revise the Registration Statement such that “Prospectus Summary–Recent Developments” immediately follows “Prospectus Summary–WhiteHorse Finance.”

Response:

As requested, the Fund has revised Amendment No. 2 such that the paragraph under “Prospectus Summary–Recent Developments—Recent Changes to the Portfolio” immediately follows the paragraph under “Prospectus Summary–WhiteHorse Finance” that discusses the cash current yield and yield to maturity of the Fund’s portfolio investments.

7. The Fund’s disclosure in note 3 to the table under the caption “Portfolio Companies,” with respect to the Fund’s investments in FCC Holdings, LLC (“FCC Holdings”) and Jackson Hewitt Tax Service Inc. (“Jackson Hewitt” and, together with FCC Holdings, the “Investee Companies”), states that an affiliate of the Fund’s investment adviser owns more than 50% of the voting securities of such portfolio companies or controls the board or is the controlling member of such companies (each, a “control investment”). Please revise the disclosure in the Registration Statement to reflect that the Fund’s board of directors considered the implications of such control investments in the Investee Companies by affiliates of the Fund’s investment adviser and the manner in

Edward P. Bartz November 8, 2012 Page 4

which such investments may limit the Fund’s investment objective and strategies in the future. Describe the factors considered in evaluating the impact of such control investments and their impact on the Fund’s contemplated investment activity. With respect to future investments by funds or other vehicles affiliated with the Fund’s investment adviser, supplementally explain to the Staff how the Fund will address potential joint transaction issues of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

The Fund’s initial investment in the debt instruments issued by the Investee Companies occurred at the inception of the Fund through the contribution of such instruments by the Members. Other funds or vehicles advised by affiliates of the Fund’s investment adviser hold approximately 76% of the voting securities in FCC Holdings and approximately 75% of the voting securities in Jackson Hewitt, and these interests were likewise acquired well before the inception of the Fund. Accordingly, the Fund acquired its interests in the Investee Companies prior to its confidential submission of the Registration Statement to the Staff in May 2012, before its filing of Form N-6F in September 2012 and before its election to be treated as a BDC on Form N-54A. On October 15, 2012, in connection with a refinancing transaction undertaken by Jackson Hewitt, the Fund exchanged its initial investment in senior secured notes having a principal amount due at maturity of $41.7 million, at par, for a combination of cash and a $17.5 million interest in a new senior secured term loan made by Jackson Hewitt.

The Fund has revised the Registration Statement to include disclosure regarding the considerations of the Fund and its board of directors in respect of control investments by affiliates of the investment adviser. Also, the Fund will not make any additional investments in any of the Investee Companies so long as an affiliate of the Adviser controls such Investee Company.

With respect to any future investment by the Fund in any other company in which an affiliate of the investment adviser has a control investment, the Fund hereby undertakes that it will either (i) prior to making such investment, obtain an exemptive order from the Commission pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act or (ii) otherwise comply with then applicable law, including the law governing joint transactions, and applicable Staff interpretations regarding Section 57(a)(4), Section 17(d) and Rule 17d-1.

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Edward P. Bartz November 8, 2012 Page 5

We appreciate your attention to these responses. Additionally, we hereby undertake to file this and any ensuing written communications with the Staff as correspondence.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail C. Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann